May 23, 2014

VIA EDGAR

Re:          PNC Funds (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on N-CSR/A Filed November 27, 2013

Dear Mr. Ellington:

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the N-CSR/A relating to the fiscal period ending on May 31, 2013 filed on November 27, 2013 (which amended the N-CSR relating to the same fiscal period filed on August 9, 2013).  You communicated these comments to George G. Baxter of Ropes & Gray LLP, counsel to PNC Funds, via telephone on April 24, 2014.  The Staff’s comments and PNC Funds’ responses are set forth below.

1.              Comment:  The N-CSR/A filed on November 27, 2013 amended the N-CSR filed on August 9, 2013.  Please explain why the N-CSR was amended.

Response:  PNC Funds’ N-CSR was amended to correct the benchmark index performance returns included in management’s discussion of Fund performance in the annual shareholder report for each of PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund and PNC Target 2050 Fund.

2.              Comment: Please provide the term of office for each Trustee and Officer of PNC Funds, and, if PNC Funds has an Advisory Board, the term of office of its members, pursuant to Instruction 5 of Item 27(b)(1) of Form N-1A, which requires that the management information required by Item 17(2)(a)(1) be included.

Response:  In the next N-CSR for PNC Funds, we will include the phrase “Term of Office” in the column header of the column of the “Trustees and Officers” table that is currently labeled “Length of Time Served,” and add disclosure in the accompanying footnote to reflect the term provisions described in the PNC Funds’ Declaration of Trust and By-Laws.

PNC Funds does not have an Advisory Board.

3.              Comment:  Please include a line graph comparing the initial and subsequent account values over the life of each PNC Target Date Fund (assuming a $10,000 initial investment and an appropriate broad-based securities market index for the same period), as required by Instruction 7(ii)(A) to Item 27(b)(1) of Form N-1A.

Response:  In the next N-CSR for PNC Funds, a line graph will be included for each PNC Target Date Fund, as required by Instruction 7(ii)(A) to Item 27(b)(1) of Form N-1A.

4.              Comment: The Staff notes that the Fund Overview section for each PNC Equity Fund lists portfolio holdings by sector as of May 31, 2013.  As listed below, several PNC Equity Funds (for purposes of this Comment and Response, each a “Fund” and together, the “Funds”) had holdings in individual sectors that exceeded 25% of the respective Fund’s portfolio:

a)             PNC Large Cap Growth Fund:  27.7% in Information Technology;

b)             PNC Large Cap Value Fund:  28.7% in Financials;

c)              PNC Mid Cap Fund:  32.4% in Financials;

d)             PNC Multi-Factor Small Cap Value Fund:  39.6% in Financials; and

e)              PNC Small Cap Fund:  28.8% in Financials.

Please explain why there is no corresponding disclosure in the Principal Investment Strategies and Principal Risks sections of each Fund’s prospectus indicating that the Fund may concentrate its investments in a single sector.

Response:  Items 4 and 9 of Form N-1A require that the PNC Funds describe their principal investment strategies, including any policy to concentrate in securities of issuers in a particular industry or group of industries.  The above-referenced PNC Funds do not have a principal investment strategy to invest in the cited sectors, nor do they have a policy to concentrate in the cited group of industries.

The Funds may from time to time have more than 25% of their investments invested in companies in a group of industries as a result of their investment strategies.  PNC Funds notes that disclosure in the section of the Funds’ prospectus titled “Additional Information Regarding the Funds’ Investment Policies—Industries and Sectors” currently states that each Fund’s investment strategy “may involve, at times, investing a significant portion of its assets in one or more industries or sectors that the Adviser believes hold high potential.”  Where appropriate, the Funds include the following principal risk disclosure regarding the risks of such investments:

Focused Investment Risk. To the extent that the Fund focuses its investments in the securities of a particular issuer or companies in a particular country, group of countries, region, market, industry, group of industries, sector or asset class, the Fund’s exposure to various risks may be heightened, including price volatility and adverse economic, market, political or regulatory occurrences affecting that issuer, country, group of countries, region, market, industry, group of industries, sector or asset class.

*   *   *   *   *

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at (410) 237-5139 if you have any questions or require additional information.

Regards,

/s/ Savonne L. Ferguson
Savonne L. Ferguson
Secretary